Exhibit 99.1

Tavor Building, Sha’ar Yokneam, P.O. Box 533, Yokneam 2069206, Israel

June 18, 2026

Dear Shareholder,

You are cordially invited to attend the annual general meeting (the “Meeting”) of the shareholders of InMode Ltd. (the “Company”), to be held on Thursday, July 30, 2026, beginning at 17:00, Israel time, at the offices of the Company located at Tavor Building, Sha’ar Yokneam Industrial Park, Yokneam, Israel.

The Company’s notice of the Meeting, as published on June 18, 2026, and the proxy statement (“Proxy Statement”) included within the following pages, describe in detail the matters to be acted upon at the Meeting.

Only shareholders who held shares at the close of business on June 26, 2026, are entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof.

The Company’s board of directors recommends a vote “FOR” each of the matters set forth in the notice.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. Accordingly, after reading the enclosed Notice of Annual General Meeting of Shareholders and accompanying Proxy Statement, please sign, date, and mail the enclosed proxy card by means of the envelope provided, or otherwise vote by telephone or over the internet in accordance with the instructions given in your proxy card.

We look forward to seeing as many of you as can attend the Meeting.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Shlomo Nass
Dr. Shlomo Nass
Chairman of the Board

INMODE LTD.

Tavor Building, Sha’ar Yokneam, P.O. Box 533, Yokneam 2069206, Israel
Tel: +972-4-909-6313

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on July 30, 2026

Notice is hereby given to the holders of ordinary shares, par value NIS 0.01 per share, of InMode Ltd. (the “Company”) in connection with the solicitation by the board of directors of the Company (the “Board”) of proxies for use at the annual general meeting of its shareholders (the “Meeting”) to be held on Thursday, July 30, 2026, at 17:00 Israel time, at the offices of the Company at Tavor Building, Sha'ar Yokneam Industrial Park, Yokneam, Israel.

The Meeting is being called for the following purposes:

(1)          To re-elect Dr. Hadar Ron, to the Company’s Board, to serve as a Class I director of the Company, and to hold office until the close of business on the date of the Company’s annual general meeting of shareholders to be held in 2029 and until her successor is duly elected and qualified, or until her earlier resignation or retirement;

(2)          To approve the re-appointment of Kesselman & Kesselman, Certified Public Accountants (Isr.), a member of PricewaterhouseCoopers International Limited (“PwC”), our independent registered public accounting firm, as the Company’s independent auditors for the fiscal year ending December 31, 2026, and its service until the annual general meeting of shareholders to be held in 2027;

(3)          To approve the grant of a total of 6,000 restricted share units (“RSUs”) under the Company’s 2018 Incentive Plan to the following non-executive directors: Dr. Shlomo Nass (2,000 RSUs), Dr. Hadar Ron (2,000 RSUs) and Mr. Nadav Kenneth (2,000 RSUs), half of which shall vest on February 15, 2027, and the remaining half of which shall vest on February 15, 2028, subject to their continued service on the dates of vesting; and

(4)          To approve the compensation terms of the Special Committee of the Board.

The Board recommends that the shareholders vote in favor of each of the above proposals, which will be described in a proxy statement to be made available to the Company’s shareholders.

In addition, shareholders attending the Meeting will have an opportunity to review and ask questions regarding the financial statements of the Company for the fiscal year ended December 31, 2025.

We are currently not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, it is intended that the persons designated as proxies will vote upon such matters in accordance with their best judgment and the interest of the Company.

In accordance with the Israeli Companies Law 5759-1999 (the “Companies Law”), and regulations promulgated thereunder, one or more shareholders of the Company holding at least 1% (one percent) of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the Meeting. However, pursuant to Israeli Companies Regulations (Reliefs for Companies with Securities Listed on an Exchange Outside of Israel), 5760-2000 (“Relief Rules”), a shareholder proposed additional agenda item related to: (i) the election of a new nominee to our Board , or (ii) the removal of a currently serving member of our Board, may only be submitted by one or more shareholders holding at least 5% of the voting power of our outstanding ordinary shares. Any such request must comply with the requirements of the Companies Law and regulations promulgated thereunder and the applicable provisions in the Company’s articles of association, and should be sent to Mr. Moshe (Moshik) Itzkovich, our CFO, either via mail to the Company’s offices at Tavor Building, Sha’ar Yokneam, P.O. Box 533, Yokneam 2069206, Israel, Attention: Moshik Itzkovich, CFO, or by e-mail to Moshik.Itzkovich@InModemd.com. For a shareholder proposal to be considered for inclusion at the Meeting, our CFO must receive the written proposal, together with all the accompanying documentation and information duly completed and signed as required to be submitted under the Companies Law and regulations promulgated thereunder and the applicable provisions in the Company’s articles of association, no later than June 25, 2026. The Company shall be entitled to publish information provided by a proposing shareholder, and the proposing shareholder shall be responsible for the accuracy thereof. The Company may disregard shareholder proposals that are not timely and validly submitted. To the extent that the Board determines that a shareholder proposal is duly and timely received and is appropriate under the Companies Law for inclusion in the agenda of the Meeting, the Company will publish an updated agenda and proxy card with respect to the Meeting, no later than July 2, 2026, by way of issuing a press release or submitting a Current Report on Form 6-K to the SEC. However, the record date for the meeting will not change as a result.

The presence (in person or by proxy) of any two or more shareholders holding, in aggregate, at least 25% of the voting rights in the Company, constitutes a quorum for purposes of the Meeting. In the absence of the requisite quorum of shareholders at the Meeting, the Meeting will be adjourned to Thursday, August 6, 2026, at the same time and place, unless otherwise determined at the Meeting in accordance with the Company’s articles of association (the “Adjourned Meeting”). At such Adjourned Meeting the presence of any shareholder in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum.

Only shareholders of record at the close of business on Friday, June 26, 2026, are entitled to notice of, and to vote at, the Meeting, or at any adjournment or postponement thereof.

Approval of each of Proposals 1, 2, 3 and 4 requires the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting or at any adjournment thereof in person or by proxy and voting thereon.

In addition, under Israeli law, approval of Proposal 4 requires that at least one of the following two alternative voting requirements be met as part of the approval by the aforesaid majority of the ordinary shares present and voting thereon:

•
approval by a majority of the ordinary shares held and voted at the Meeting by non-controlling shareholders who do not have a personal interest in the approval of the applicable proposal, excluding abstentions; or

•
the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) and voted against the applicable proposal, does not exceed two percent (2%) of the aggregate voting rights in the Company.

Please see the discussion under “Quorum and Required Vote” in the proxy statement attached to this notice for the definition of the terms “controlling shareholder” and shareholder having “personal interest” with regard to Proposal 4, as well as for instructions as to how to vote in the event that you possess a personal interest in the approval of Proposal 4.

A proxy statement describing the various matters to be voted upon at the Meeting along with a proxy card enabling the shareholders to indicate their vote on each matter will be mailed to all shareholders entitled to participate in and vote at the Meeting. Such proxy statement will also be publicly filed with the U.S. Securities and Exchange Commission (the “SEC”) under cover of Form 6-K and will be available on the Company’s website www.inmodemd.com. Proxies must be submitted to the Company no later than 11:59pm (Israel time) on the night prior to the Meeting or to its transfer agent, Equiniti Trust Company, LLC, no later than 5:00pm ET on the day prior to the Meeting. Proxies delivered to the Company or to its transfer agent after such time will be presented to the chairperson of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies. If your ordinary shares in the Company are held in “street name” (meaning held through a bank, broker or other nominee), you will be able to either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder that enables you to participate in and to vote your shares at the Meeting (or to appoint a proxy to do so).

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Shlomo Nass
Dr. Shlomo Nass
Chairman of the Board

June 18, 2026

- ii -

INMODE LTD.
Tavor Building, Sha’ar Yokneam, P.O. Box 533, Yokneam 2069206, Israel
Tel: +972-4-909-6313

PROXY STATEMENT

General Information

This proxy statement (the “Proxy Statement”) and the accompanying proxy card are being furnished to the holders of ordinary shares, par value NIS 0.01 per share, of InMode Ltd., an Israeli company (the “Company”), in connection with the solicitation of proxies by the board of directors of the Company (the “Board”), for use at the annual general meeting of shareholders of the Company (the “Meeting”) to be held on Thursday, July 30, 2026, beginning at 17:00 Israel time, at the offices of the Company at Tavor Building, Sha’ar Yokneam Industrial Park, Yokneam, Israel. You are entitled to notice of, and to vote at, the Meeting, if you hold ordinary shares as of the close of business on Friday, June 26, 2026, the record date for the Meeting (the “Record Date”).

The Proxy

Each of Mr. Moshe Mizrahy (CEO) and Mr. Moshik Itzkovich (CFO) may be appointed as proxies by the shareholders entitled to vote at the Meeting with respect to the matters to be voted upon at the Meeting.

All ordinary shares represented by properly executed proxies delivered to the Company’s transfer agent, Equiniti Trust Company, LLC, or to the Company by mail at its offices at Tavor Building, Sha’ar Yokneam, P.O. Box 533, Yokneam 2069206, Israel, Attention: Moshik Itzkovich, CFO, or by e-mail to Moshik.Itzkovich@InModemd.com, will be voted as specified in the instructions indicated in such proxies. Proxies must be submitted to the Company no later than 11:59pm (Israel time) on the night prior to the Meeting or to its transfer agent, Equiniti Trust Company, LLC, no later than 5:00pm ET on the day prior to the Meeting. Proxies delivered to the Company or to its transfer agent after such time will be presented to the chairperson of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies. If you are a shareholder of record as of the record date for the Meeting, subject to applicable law and the rules of the Nasdaq Global Select Market (“Nasdaq”), if no instructions are indicated in such proxies with respect to the Proposals, the shares represented by properly executed and received proxies will be voted “FOR” each of the Proposals. If you hold your shares in “street name” through a broker, bank or other nominee, you are considered, with respect to those shares, a beneficial owner.

Revocation of Proxies

A shareholder may revoke a proxy in one of the following ways: (i) by written notice of the revocation of the proxy delivered to the Company’s transfer agent, Equiniti Trust Company, LLC no later than 5:00pm ET on the day prior to the Meeting, or by mail to the Company at its offices at Tavor Building, Sha’ar Yokneam, P.O. Box 533, Yokneam 2069206, Israel, Attention: Moshik Itzkovich, CFO, or by e-mail to Moshik.Itzkovich@InModemd.com, before 11:59pm (Israel time) on the night prior to the time of the Meeting canceling the proxy or appointing a different proxy, (ii) by written notice of the revocation of the proxy delivered at the Meeting to the chairperson of the Meeting, or (iii) by attending and voting in person at the Meeting. Attendance at the Meeting will not in and of itself constitute revocation of a proxy.

Shareholders Entitled to Vote – Record Date

Shareholders of record who held ordinary shares at the close of business on Friday, June 26, 2026, are entitled to notice of, and to vote at, the Meeting. In addition, shareholders who, as of the Record Date, held ordinary shares through a bank, broker or other nominee which is a shareholder of record of the Company at the close of business on the Record Date, or which appears in the participant list of a securities depository on that date, are considered to be beneficial owners of shares held in “street name”. These proxy materials are being forwarded to beneficial owners by the bank, broker or other nominee that is considered the holder of record with respect to the Company’s ordinary shares. Beneficial owners have the right to direct how their shares should be voted and are also invited to attend the Meeting but may not actually vote their shares in person at the Meeting unless they first obtain a signed proxy from the record holder (that is, their bank, broker or other nominee) giving them the right to vote the shares.

As of May 31, 2026, there were 57,480,772 ordinary shares issued, outstanding and entitled to vote at the Meeting.

Quorum and Required Vote

Pursuant to the Company’s articles of association, the quorum required for the Meeting consists of at least two shareholders present, in person or by proxy, who hold or represent between them at least 25% of the Company’s voting power. If a quorum is not present within thirty (30) minutes from the time designated for the Meeting, the Meeting will stand adjourned to Thursday, August 6, 2026, at the same time and place, unless otherwise determined at the Meeting in accordance with the Company’s articles of association (the “Adjourned Meeting”). At such Adjourned Meeting the presence of any shareholder in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum. Any reference in this Proxy Statement to the term Meeting shall include the term “Adjourned Meeting” for all purposes.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the Meeting but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Brokers that hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. Absent specific instructions from the beneficial owner of the shares, however, brokers are not allowed to exercise their voting discretion with respect to any proposals that are considered non-routine. If you hold your shares in “street name” and do not provide your broker with specific instructions regarding how to vote on any proposal, your broker will not be permitted to vote your shares on the proposals, resulting in a “broker non-vote”. Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count for all proposals.

Approval of each of Proposals 1, 2, 3 and 4 requires the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting or at any adjournment thereof in person or by proxy and voting thereon.

In addition, under Israeli law, approval of Proposal 4 requires that at least one of the following two alternative voting requirements be met as part of the approval by the aforesaid majority of the ordinary shares present and voting thereon:

•
approval by a majority of the ordinary shares held and voted at the Meeting by non-controlling shareholders who do not have a personal interest in the approval of the applicable proposal, excluding abstentions; or

•
the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) and voted against the applicable proposal, does not exceed two percent (2%) of the aggregate voting rights in the Company.

For purposes of Proposal 4, a “controlling shareholder” is any shareholder that has the ability to direct the Company's activities (other than by means of being a director or other office holder of the Company). A person is presumed to be a controlling shareholder (a) if it holds or controls, by itself or together with others, 50% or more of any one of the “means of control” of the Company, or (b) only with respect to Proposal 4, if it holds or controls, by itself or together with others who also possess a personal interest in the approval of the same transaction, 25% or more of the voting rights in the Company, if no other shareholder holds or controls more than 50% of the voting rights in the Company. “Means of control” is defined under Israeli law as any one of the following: (i) the right to vote at a general meeting of the Company, or (ii) the right to appoint directors of the Company or its chief executive officer.

We are unaware of any shareholders that would be deemed to be a controlling shareholder of the Company as of the current time for purposes of Proposal 4 above.

A “personal interest” of a shareholder includes a personal interest of a shareholder in an action or a transaction of the Company, excluding any interest arising solely from holding our shares, but including the personal interest of the shareholder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants, siblings or parents or the spouse of any of such persons, and the personal interest of any entity in which the shareholder or one of the aforementioned relatives of the shareholder serves as a director or chief executive officer, owns 5% or more of such entity’s outstanding shares or voting rights or has the right to appoint one or more directors or the chief executive officer. Under the Companies Law, in the case of a person voting by proxy, “personal interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion over how to vote.

A controlling shareholder and a shareholder that has a personal interest are qualified to participate in the vote on the proposals; however, with respect to Proposal 4, the vote of such shareholders may not be counted towards the majority requirement described in the first bullet-point above nor be counted towards the 2% threshold described in the second bullet-point above.

In accordance with the Israeli Companies Regulations (Reliefs for Companies with Securities Listed on an Exchange Outside of Israel), 5760-2000, a shareholder submitting a vote for proposal 4 is deemed to confirm to the Company that such shareholder DOES NOT HAVE a personal interest in such proposal and is NOT a controlling shareholder, unless such shareholder had delivered to the Company a notice in writing stating otherwise, no later than 11:59pm (Israel time) on the night prior to the Meeting, to the attention of the Company’s Chief Financial  Officer, Mr. Moshik Itzkovich, at Tavor Building, Sha’ar Yokneam, P.O. Box 533, Yokneam 2069206, Israel, or via e-mail: Moshik.Itzkovich@InModemd.com. If you hold your shares in a “street name” (i.e., shares that are held through a bank, broker or other nominee) and believe that you are a controlling shareholder or possess a personal interest in the approval of Proposal 4 above, you may also contact the representative managing your account, who could then contact our Chief Financial Officer on your behalf, as described in the preceding sentence.

The Board recommends shareholders vote “FOR” each of the Proposals set forth in the Proxy Statement.

Except for the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote. Abstentions will be counted as present, but will not be treated as either a vote “FOR” or “AGAINST” a matter and, accordingly, will be deemed to be not voted on the matter.

On each matter submitted to the shareholders for consideration at the Meeting, only ordinary shares that are voted on such matter will be counted toward determining whether shareholders approved the matter. Ordinary shares present at the Meeting that are not voted on a particular matter (including broker non-votes and abstentions) will not be counted in determining whether such a matter is approved by shareholders.

Each ordinary share is entitled to one vote on each proposal or item that comes before the Meeting. If two or more persons are registered as joint owners of any ordinary share, the right to vote at the Meeting and/or the right to be counted as part of the quorum thereat will be conferred exclusively upon the more senior among the joint owners attending the Meeting in person or by proxy. For this purpose, seniority will be determined by the order in which the names appear in the Company’s Register of Shareholders.

How You Can Vote

You can vote your shares by attending the Meeting. If you do not plan to attend the Meeting, the method of voting will differ for shares held as a record holder and shares held in “street name” (through a broker, trustee or nominee). Record holders of shares will receive proxy cards. Holders of shares in “street name” will receive either proxy cards or voting instruction cards directly from their bank, broker or nominee in order to instruct their banks, brokers or other nominees on how to vote.

Shareholders of Record

If you are a shareholder of record (that is, you hold a share certificate that is registered in your name or you are listed as a shareholder in the Company’s share register), you can submit your vote by completing, signing and submitting a proxy card, which has or will be sent to you and which will be accessible at the Investors section of the Company’s website, as described below under “Availability of Proxy Materials.”

Please follow the instructions on the proxy card. If you provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct. The persons named as proxies in the enclosed proxy card will furthermore vote in accordance with the recommendations of the Board on any other matters that may properly come before the Meeting.

Shareholders Holding in “Street Name”

If you hold the Company’s ordinary shares in “street name,” that is, you are an underlying beneficial holder who holds ordinary shares through a bank, broker or other nominee, the voting process will be based on your directing the bank, broker or other nominee to vote the ordinary shares in accordance with the voting instructions on your voting instruction card. Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

Please follow the instructions on the voting instruction card received from your bank, broker or nominee. You may also be able to submit voting instructions to a bank, broker or nominee by phone or via the Internet if your voting instruction card describes such voting methods. Please be certain to have your control number from your voting instruction card ready for use in providing your voting instructions.

It is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares to count for the proposal.

Voting Results

The final voting results will be tallied by the Company’s legal counsel, based on the information provided by the Company’s transfer agent or otherwise and will be published following the Meeting on a Form 6-K that will be publicly filed with the SEC.

Proxy Solicitation

The Company will bear the costs of solicitation of proxies for the Meeting. In addition to solicitation by mail, directors, officers, employees and agents of the Company may solicit proxies from shareholders by telephone, email, personal interview or otherwise. Such directors, officers, employees and agents will not receive additional compensation but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Brokers, nominees, fiduciaries and other custodians have been requested to forward soliciting material to the beneficial owners of ordinary shares held of record by them, and such custodians will be reimbursed by the Company for their reasonable out-of-pocket expenses. The Company may also retain independent contractor to assist in the solicitation of proxies. If retained for such services, the costs will be paid by the Company. Proxies must be submitted to the Company no later than 11:59pm (Israel time) on the night prior to the Meeting or to its transfer agent, Equiniti Trust Company, LLC, no later than 5:00pm ET on the day prior to the Meeting. Proxies delivered to the Company or to its transfer agent after such time will be presented to the chairperson of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies.

Availability of Proxy Materials

Copies of the proxy card, the Notice of the Annual Meeting of Shareholders and this Proxy Statement are available in the Investors section of our Company’s website at www.inmodemd.com. The contents of that website are not a part of this Proxy Statement.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

For information regarding compensation granted to the Company’s executive officers during or with respect to the year ended December 31, 2025, please see Item 6B. of our Annual Report on Form 20-F for the year ended December 31, 2025, which was filed with the SEC on February 10, 2026, and is accessible through the Company’s website at www.inmodemd.com or through the SEC’s website at www.sec.gov.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the Company’s ordinary shares as of May 31, 2026, by:

•	each of the Company’s directors and executive officers;

•	all of the Company’s executive officers and directors collectively as a group; and

•	each person (or group of affiliated persons) known by the Company to be the beneficial owner of more than 5% of the outstanding ordinary shares.

The beneficial ownership of the Company’s ordinary shares is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. For purposes of the table below, we deem ordinary shares issuable pursuant to options, RSUs or warrants that are currently exercisable or will become exercisable within 60 days as of May 31, 2026, if any, to be outstanding and to be beneficially owned by the person holding the options, RSUs or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of ordinary shares beneficially owned is based on 57,480,772 ordinary shares outstanding (excluding treasury shares) as of May 31, 2026, according to our transfer agent, and 30,000 ordinary shares exercisable within 60 days of May 31, 2026, owned by the above beneficial owners.

Except where otherwise indicated, we believe, based on information furnished to us by such owners and based on public information, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares. In addition, none of the Company’s shareholders have different voting rights from other shareholders. To the best of our knowledge, we are not controlled, directly or indirectly, by another corporation or by any foreign government. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

Unless otherwise noted below, the address of each shareholder, director and executive officer listed in the table is c/o InMode Ltd., Tavor Building, Sha’ar Yokneam, P.O. Box 533, Yokneam 2069206, Israel.

Name of Beneficial Owner:	Number of Ordinary Shares	Percentage of Ordinary Shares
Directors and Executive Officers
Dr. Shlomo Nass	-	*
Moshe Mizrahy	4,299,226	7.48%
Dr. Michael Kreindel	3,114,762	5.42%
Dr. Hadar Ron	57,270	*
Nadav Kenneth	1,500	*
Moshik Itzkovich(1)	7,503	*
Michael Dennison	7,654	*

Yair Malca(2)	124,192	*

Total for all Directors and Executive Officers as a Group (7 persons)	7,487,915	13.03%

*	Represents beneficial ownership of less than one (1%) percent.

(1)	Mr. Moshik Itzkovich's beneficial ownership includes a total of 1,073 shares owned by his wife, Ms. Nofar Ekhoiz, who is employed by the Company.

(2)
Mr. Yair Malca’s beneficial ownership consists of: (i) 94,192 ordinary shares, and (ii) options to purchase 30,000 ordinary shares, exercisable within 60 days of May 31, 2026, with an exercise price of $9.845, with such options expiring on March 14, 2027.

Mr. Malca resigned as our Chief Financial Officer, effective May 5, 2026. He is included in this table because he is a named executive officer for the fiscal year ended December 31, 2025, but he is not counted for purposes of aggregating beneficial ownership of our current executive officers and directors as a group.

BACKGROUND FOR ELECTION OF DIRECTORS

Under the Company’s articles of association, the number of directors on the Company’s Board is fixed by the Board provided it is not less than three (3) and not more than seven (7) members. Currently, there are five (5) directors serving on the Board.

Our directors are divided into three classes set forth in the Company’s articles of association, as follows:

(i)	the Class I director is Dr. Hadar Ron, and her term will expire at the Meeting and when her successor is elected and qualified;

(ii)
the Class II directors are Dr. Shlomo Nass and Mr. Nadav Kenneth, and their terms will expire at the annual general meeting of the shareholders to be held in 2027 and when their successors are elected and qualified; and

(iii)
the Class III directors are Mr. Moshe Mizrahy and Dr. Michael Kreindel, and their terms will expire at the annual general meeting of the shareholders to be held in 2028 and when their successors are elected and qualified.

Pursuant to our articles of association, the term of office of the Class I director, Dr. Hadar Ron, expires at the Meeting.

At the Meeting, the shareholders will be asked to re-elect Dr. Hadar Ron as Class I director, following her nomination by our Compensation, Nominating and Corporate Governance Committee and our Board.

Under the corporate governance standards promulgated by Nasdaq, a majority of our directors must meet certain independence requirements. Following the Meeting, assuming the re-election of the Board nominee, our Board will consist of five (5) members, three (3) of whom will be independent under the Nasdaq rules. Specifically, our Board determined that Dr. Shlomo Nass, Dr. Hadar Ron and Mr. Nadav Kenneth, meet the independence standards and committee qualifications under the Nasdaq rules and that Dr. Shlomo Nass is qualified to serve as an “audit committee financial expert” as defined by SEC and Nasdaq rules. In reaching this conclusion, the Board evaluated the relationship between the Company and each of these directors and director nominees and determined that none of these directors and director nominees has a relationship that would preclude a finding of independence and any relationships that these directors and director nominees have with the Company do not impair their independence.

As a foreign private issuer, we are permitted under Nasdaq rules to follow Israeli law and practice in lieu of certain Nasdaq corporate governance requirements, including those relating to the process of nominating directors. Consistent with our commitment to strong corporate governance, our director nominations are made by our Compensation, Nominating and Corporate Governance Committee, which is composed of independent directors and recommends nominees to the Board and, in turn, to our shareholders in accordance with Israeli law and practice. Except for the home-country practices described in Item 16G of our Annual Report on Form 20-F, the Company otherwise voluntarily observes the corporate governance standards applicable under the Nasdaq rules.

Under the Company’s articles of association, the directors who are serving in office will be entitled to act even if a vacancy occurs on the Board. However, should the number of directors, at the time in question, become less than the minimum set forth in our articles of association, the remaining director(s) will be entitled to act for the purpose of filling the vacancies which will have occurred on the Board or for convening a general meeting, but not for any other purpose.

PROPOSAL ONE
RE-ELECTION OF CLASS I DIRECTOR

Background

Our Board and Compensation, Nominating and Corporate Governance Committee have nominated the currently serving Class I director, Dr. Hadar Ron, for re-election, and our shareholders are being asked to re-elect at the Meeting, Dr. Hadar Ron, to serve as a Class I director of the Company, for a term commencing on the date of the Meeting until the Company’s annual general meeting of shareholders to be held in 2029. If re-elected, and as approved by our Board, Dr. Ron is expected to continue serving as the chairperson of our Compensation, Nominating and Corporate Governance Committee and as a member of our Audit & Investment Committee (the “Audit Committee”).

Dr. Hadar Ron has consented to being named in this Proxy Statement and has informed us that she is willing to serve as a director if elected.

In accordance with the Companies Law, Dr. Hadar Ron has certified to us that she satisfies all of the requirements of the Companies Law to serve as a director of a public company.

If re-elected pursuant to this proposal, Dr. Hadar Ron will continue to be party to an indemnification and exculpation agreement with the Company in the form of indemnification letter and exculpation letter which was entered into in connection with our initial public offering and listing on Nasdaq. Dr. Hadar Ron will also continue to be insured under the Company’s directors’ and officers’ insurance coverage policy in effect from time to time, which provides coverage for all directors and other officers of the Company.

In addition, if re-elected pursuant to this proposal, Dr. Hadar Ron will continue to receive cash participation compensation and annual compensation in accordance with the Relief Rules, with reference to the Israeli Companies Law Regulations (Rules concerning Compensation and Expenses of an External Director), 5760-2000, and in accordance with our Amended and Restated Compensation Policy (the “Compensation Policy”).

Set forth below is information about the nominee, Dr. Hadar Ron, including age, positions held, principal occupation, business history and experience as director, based upon records of the Company and information provided to us by the nominee:

Dr. Hadar Ron, M.D. L.L.B. (Age 67). Dr. Hadar Ron became a director of the Company in August 2019. Since 2000, Dr. Ron has been the founding and managing partner of Israel Healthcare Ventures, an Israeli life science venture capital fund. Dr. Ron is also the chief executive officer of the management company for Israel Healthcare Ventures 2 LP Incorporated, an Israeli life sciences venture capital fund. Dr. Ron currently serves as chairperson of G.I. View Ltd., a medical device company specializing in colorectal screenings, and Neurohelp Ltd., a Neurotechnology start-up company, and as a board member of the following companies: Pet Novations Ltd., Peri-Ness Technologies Ltd., O.G.D.H. Ltd., OrSense Ltd., and Unbox Ventures Ltd. In addition, Dr. Ron currently serves as an external director of Together Pharma Ltd. (TASE:TGTR), a bio-med company operating in the field medical cannabis. In addition, Dr. Ron serves as a member of the advisory board of the Momentum Fund Tech Transfer of Tel Aviv University, a board member of BIRAD Ltd., the tech transfer company of Bar Ilan University. Dr. Ron is a physician and attorney by education. She holds M.D. and L.L.B. degrees from Tel Aviv University and has studied at the School of Business Administration at Tel Aviv University.

Proposed Resolutions

We are therefore proposing to adopt the following resolutions:

“RESOLVED, to re-elect Dr. Hadar Ron to serve as a Class I director of the Company, and to hold office until the annual general meeting of shareholders to be held in 2029 and until her successor is duly elected and qualified, or until her earlier resignation or retirement.”

Required Vote

See “Quorum and Required Vote” above.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the proposed resolutions.

As the above nominee for re-election has a personal interest in the foregoing proposed resolution regarding her re-election, the nominee has refrained from making a recommendation with respect to her own re-election.

PROPOSAL TWO

RE-APPOINTMENT OF AUDITORS

Background

Kesselman & Kesselman, Certified Public Accountants (Isr.), a member of PricewaterhouseCoopers International Limited, (“PwC”), our independent registered public accounting firm, audited our financial statements for the year ended December 31, 2025. PwC has served as our auditors since our inception in 2008. PwC does not have and has not had any financial interest, direct or indirect, in our Company, and does not have and has not had any connection with our Company except in its professional capacity as our independent auditors.

Our Audit Committee and Board have authorized and approved the appointment of PwC as the Company’s independent registered public accounting firm for the year ending December 31, 2026, and until the next annual general meeting. Our Audit Committee and Board believe that the appointment of PwC as the independent public accountants of the Company is appropriate and in the best interest of the Company and its shareholders.

 Under the Companies Law and our articles of association, the shareholders of the Company are authorized to appoint the Company’s independent auditors.

Our Audit Committee, in accordance with our charter, reviews and pre-approves all audit services and permitted non-audit services (including the fees and other terms) to be provided to our independent auditors.

At the Meeting, shareholders will be asked to approve the re-appointment of PwC, as the Company’s independent auditors for the year ending December 31, 2026, and its service until the annual general meeting of shareholders to be held in 2027.

Information on fees paid to the Company's independent public accountants may be found in Item 16C of the Annual Report on Form 20-F for the year ended December 31, 2025, which was filed with the SEC on February 10, 2026.

Proposed Resolutions

We are therefore proposing to adopt the following resolution:

“RESOLVED, to approve the re-appointment of Kesselman & Kesselman, Certified Public Accountants (Isr.), a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the fiscal year ending December 31, 2026, and its service until the annual general meeting of shareholders to be held in 2027.”

Required Vote

See “Quorum and Required Vote” above.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the proposed resolution.

PROPOSAL THREE

APPROVAL OF THE GRANT OF RESTRICTED SHARE UNITS
TO DR. SHLOMO NASS, DR. HADAR RON AND MR. NADAV KENNETH

Background

Under Israeli law, any arrangement between a public company and its directors as to the terms of service require the approval of such company’s compensation committee, board of directors and shareholders. In addition, under the Companies Law, the compensation of directors must comply with a company’s compensation policy, unless such company’s compensation committee and board of directors conclude that a deviation from the terms of the compensation policy is warranted due to special circumstances. Under our Compensation Policy, equity-based compensation shall be individually determined and awarded based on the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the grantee.

Our Compensation, Nominating and Corporate Governance Committee has reviewed the abovementioned qualifications of each of Dr. Shlomo Nass, Dr. Hadar Ron and Mr. Nadav Kenneth, and determined, based on these criteria, that the grant of the equity awards proposed herein is in the best interests of the shareholders and the Company.

Following the approval of our Compensation, Nominating and Corporate Governance Committee, our Board has approved the grant of 2,000 RSUs to each of the following non-executive directors: Dr. Shlomo Nass, Dr. Hadar Ron and Mr. Nadav Kenneth, under the Company’s 2018 Incentive Plan, totaling 6,000 RSUs, half of which shall vest on February 15, 2027, and the remaining half of which shall vest on February 15, 2028, subject to each of their continued service on the date of vesting.

The proposed grants are in compliance with the Company’s Compensation Policy.

Proposed Resolutions

We are therefore proposing to adopt the following resolution:

“RESOLVED, to approve the grant of a total of 6,000 restricted share units under the Company’s 2018 Incentive Plan to the following non-executive directors: Dr. Shlomo Nass (2,000 RSUs), Dr. Hadar Ron (2,000 RSUs) and Mr. Nadav Kenneth (2,000 RSUs), half of which shall vest on February 15, 2027, and the remaining half of which shall vest on February 15, 2028, subject to their continued service on the date of vesting.”

Required Vote

See “Quorum and Required Vote” above.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the proposed resolution.

As each of Dr. Shlomo Nass, Dr. Hadar Ron and Mr. Nadav Kenneth have a personal interest in the foregoing proposed resolution concerning the above equity grant, they each refrained from making a recommendation with respect to his or her own grant.

PROPOSAL FOUR

APPROVAL OF THE COMPENSATION TERMS OF THE SPECIAL COMMITTEE OF THE BOARD

Background

On November 4, 2025, the Board appointed a special independent committee, composed entirely of the independent directors of the Board serving at the time: Dr. Michael Anghel, Dr. Hadar Ron and Mr. Nadav Kenneth (the “Special Committee”), to evaluate and oversee the potential sale process of the Company by way of merger, sale of shares, or sale of substantially all of the Company’s assets (the “Transaction”), including overseeing negotiations with potential purchasers presented to the Company by the investment bank selected by the Company to advise on the Transaction.

In consideration for the time and effort required of the members of the Special Committee in connection with evaluating the potential Transaction, each of our Compensation Committee, Nominating and Corporate Governance Committee and our Board approved, on February 9, 2026, a set fee per meeting of the Special Committee (whether held in person or virtually, or by way of written resolutions), in accordance with the amounts provided in the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director) 5760-2000, as amended, and the Relief Rules, including Section 5(f) thereof, which, as of the date of this Proxy Statement, is in the amount of NIS 4,660 per meeting for each member of the Special Committee (the fixed, modest per-meeting amount prescribed by these Israeli regulations for external directors, and not an amount set or negotiated by the Company or the members of the Special Committee), as compensation for their service on the Special Committee (the “Special Committee Compensation”). The Special Committee Compensation is in addition to the regular annual fees paid to our directors in accordance with our Compensation Policy and is not contingent upon the Special Committee's recommendations or upon completion of the potential Transaction or any other outcome of the transaction process.

Following a careful and thorough review of the final proposals received in connection with the potential Transaction, the Special Committee, acting in the best interests of the Company's shareholders and to protect shareholders from realizing inadequate value, unanimously concluded on February 23, 2026, that none of the final proposals reflected adequate value or was in the best interests of the Company and its shareholders. The Special Committee accordingly determined not to proceed with any of the proposals, in order to preserve the ability of the Company's shareholders to realize the full, long-term value of their investment. Accordingly, the mandate, authority and activities of the Special Committee in respect of such process were concluded by the Board on such date.

The Special Committee conducted an extensive, comprehensive and independent process to evaluate the proposals received in connection with the Transaction, with the assistance of external financial and legal advisors, and held a total of 46 meetings. The aggregate compensation therefore reflects solely the volume of work undertaken by these independent directors across these meetings, multiplied by the fixed per meeting fee described above, and does not reflect any increase in the rate of compensation. Accordingly, the compensation for each member of the Special Committee, as approved by our Compensation, Nominating and Corporate Governance Committee and our Board, is in the amount of NIS 214,360, and an aggregate of NIS 643,080 for all members of the Special Committee.

The Special Committee Compensation, as described above and as approved by the Compensation, Nominating and Corporate Governance Committee and the Board, exceeded the limits set forth in the Company’s Compensation Policy that was in effect at the time of approval and, therefore, in accordance with the Companies Law, requires that at least one of the following two alternative voting requirements be met as part of the approval by a majority of the ordinary shares present and voting thereon:

•
approval by a majority of the ordinary shares held and voted at the Meeting by non-controlling shareholders who do not have a personal interest in the approval of the applicable proposal, excluding abstentions; or

•
the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) and voted against the applicable proposal, does not exceed two percent (2%) of the aggregate voting rights in the Company.

Proposed Resolutions

We are therefore proposing to adopt the following resolution:

“RESOLVED, to approve the compensation terms of the Special Committee of the Board, as set forth in Proposal 4 of this Proxy Statement.”

Required Vote

See “Quorum and Required Vote” above.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the proposed resolution.

As each of Dr. Hadar Ron and Mr. Nadav Kenneth have a personal interest in the foregoing proposed resolution, being members of the Special Committee of the Board, they each refrained from making a recommendation with respect to this proposal.

OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Meeting other than those specified in the enclosed Notice of Annual General Meeting of Shareholders. If any other matters do properly come before the Meeting, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment and in the interest of the Company.

ADDITIONAL INFORMATION

The Company’s annual report on Form 20-F for the year ended December 31, 2025, which was filed with the SEC on February 10, 2026, as well as the Company's quarterly results for the quarterly period ended March 31, 2026, which were filed with the SEC on May 6, 2026, and other filings with the SEC, are available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investors section of the Company’s website at www.inmodemd.com. Shareholders may obtain a copy of these documents without charge at www.inmodemd.com.

The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s SEC filings are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempted from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those rules.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Shlomo Nass
Dr. Shlomo Nass
Chairman of the Board

June 18, 2026

INMODE LTD

Proxy for Annual General Meeting of the Shareholders on July 30, 2026
Solicited on Behalf of the Board of Directors

The undersigned, a shareholder of InMode Ltd. (the “Company”), an Israeli corporation, hereby appoints Mr. Moshe Mizrahy and Mr. Moshik Itzkovich, and each of them acting individually, as the attorney and proxy of the undersigned, with full power of substitution, for and in the name of the undersigned, to vote and otherwise act on behalf of the undersigned at the annual general meeting of shareholders of the Company to be held at the offices of the Company, Tavor Building, Sha’ar Yokneam Industrial Park, Yokneam, Israel, on July 30, 2026, at 5:00 p.m. Israel time (10:00 a.m. Eastern time), or at any adjournment(s) or postponement(s) thereof, with respect to all of the ordinary shares, of the Company (the “Shares”) which the undersigned would be entitled to vote, with all powers the undersigned would possess if personally present, provided said proxies are authorized and directed to vote as indicated with respect to the matter set forth below this Proxy. Subject to applicable law and the rules of Nasdaq, in the absence of such instructions, the Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented to the annual general meeting or any adjournment(s) or postponement(s) thereof for which the Board of Directors recommends a “FOR” vote.

In accordance with the Israeli Companies Regulations (Reliefs for Companies with Securities Listed on an Exchange Outside of Israel), 5760-2000, a shareholder submitting a vote for proposal 4 is deemed to confirm to the Company that such shareholder DOES NOT HAVE a personal interest in such proposal and is NOT a controlling shareholder, unless such shareholder had delivered to the Company a notice in writing stating otherwise, no later than 11:59pm (Israel time) on the night prior to the Meeting, to the attention of the Company’s Chief Financial Officer, Mr. Moshik Itzkovich, at Tavor Building, Sha’ar Yokneam, P.O. Box 533, Yokneam 2069206, Israel, or via e-mail: Moshik.Itzkovich@InModemd.com. If you hold your shares in a “street name” (i.e., shares that are held through a bank, broker or other nominee) and believe that you are a controlling shareholder or possess a personal interest in the approval of Proposal 4, you may also contact the representative managing your account, who could then contact our Chief Financial Officer on your behalf, as described in the preceding sentence.

This proxy also delegates, to the extent permitted by applicable law, discretionary authority to vote with respect to any other business which may properly come before the annual general meeting or any adjournment(s) or postponement(s) thereof.

WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, DATE AND SIGN THIS FORM OF PROXY AND MAIL THE ENTIRE PROXY PROMPTLY IN THE ENCLOSED ENVELOPE IN ORDER TO ASSURE REPRESENTATION OF THESE SHARES. NO POSTAGE NEED BE AFFIXED IF THE PROXY IS MAILED IN THE UNITED STATES.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

INMODE LTD

July 30, 2026

PROXY VOTING INSTRUCTIONS

INTERNEN • Access www.voteproxy.com and follow the on-screen instructions or scan the QR code with your smartphone. Have your proxy card available when you access the web page.

TELEPHONE - Call toll-free 1-800-PROXIES (1-800-776-9437) in the United States or +1-201-299-4446 worldwide from any touch-tone telephone and follow the instructions. Have your proxy card available when you call.

Vote online or by phone until 11:59 p.m. Eastern Time the day before the meeting.	COMPANY NUMBER

MAIL - Sign, date and mail your proxy card in the envelope provided as soon as possible.	ACCOUNT NUMBER

IN PERSON - You may vote your shares in person by attending the Annual General Meeting.

GO GREEN - e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via equiniti.com/us/ast-access to enjoy online access.

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS: The Notice of Meeting, Proxy Statement and Proxy Card are available at astproxyportal.com/ast/22993

↓ Please detach along perforated line and mail in the envelope provided IF you are not voting via telephone or the Internet. ↓

THE BOARD RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR EACH OF THE PROPOSALS. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
			FOR	AGAINST	ABSTAIN
1.
To re-elect Dr. Hadar Ron to serve as a Class I director of the Company, and to hold office until the annual general meeting of shareholders to be held in 2029 and until her successor is duly elected and qualified, or until her earlier resignation or retirement.
			☐	☐	☐
			FOR	AGAINST	ABSTAIN
2.
To approve the re-appointment of Kesselman & Kesselman, Certified Public Accountants (Isr.), a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the fiscal year ending December 31, 2026, and its service until the annual general meeting of shareholders to be held in 2027.
			☐	☐	☐
			FOR	AGAINST	ABSTAIN
3.
To approve the grant of a total of 6,000 restricted share units under the Company's 2018 Incentive Plan to the following non-executive directors: Dr. Shlomo Nass (2,000 RSUs), Dr. Hadar Ron (2,000 RSUs) and Mr. Nadav Kenneth (2,000 RSUs), half of which shall vest on February 15, 2027, and the remaining half of which shall vest on February 15, 2028, subject to their continued service on the date of vesting.
			☐	☐	☐
			FOR	AGAINST	ABSTAIN
	4.	To approve the compensation terms of the Special Committee of the Board, as set forth in Proposal 4 of the Proxy Statement dated June 18, 2026.	☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

INMODE LTD

July 30, 2026

GO GREEN
e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via equiniti.com/us/ast-access to enjoy online access.

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS:
The Notice of Meeting, Proxy Statement and Proxy Card
are available at astproxyportal.com/ast/22993

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

THE BOARD RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR EACH OF THE PROPOSALS. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
			FOR	AGAINST	ABSTAIN
1.
To re-elect Dr. Hadar Ron to serve as a Class I director of the Company, and to hold office until the annual general meeting of shareholders to be held in 2029 and until her successor is duly elected and qualified, or until her earlier resignation or retirement.
			☐	☐	☐
			FOR	AGAINST	ABSTAIN
2.
To approve the re-appointment of Kesselman & Kesselman, Certified Public Accountants (Isr.), a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the fiscal year ending December 31, 2026, and its service until the annual general meeting of shareholders to be held in 2027.
			☐	☐	☐
			FOR	AGAINST	ABSTAIN
3.
To approve the grant of a total of 6,000 restricted share units under the Company's 2018 Incentive Plan to the following non-executive directors: Dr. Shlomo Nass (2,000 RSUs), Dr. Hadar Ron (2,000 RSUs) and Mr. Nadav Kenneth (2,000 RSUs), half of which shall vest on February 15, 2027, and the remaining half of which shall vest on February 15, 2028, subject to their continued service on the date of vesting.
			☐	☐	☐
			FOR	AGAINST	ABSTAIN
	4.	To approve the compensation terms of the Special Committee of the Board, as set forth in Proposal 4 of the Proxy Statement dated June 18, 2026.	☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.